UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 1-1204

HESS CORPORATION

EMPLOYEES’ SAVINGS PLAN

(Full title of the Plan)

HESS CORPORATION

1185 AVENUE OF THE AMERICAS, NEW YORK, N. Y. 10036

(Name of issuer of the securities held pursuant to the Plan

and the address of its principal executive office)

HESS CORPORATION

EMPLOYEES’ SAVINGS PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

Years Ended December 31, 2016 and 2015

HESS CORPORATION

EMPLOYEES’ SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2016	2015
Investments, at fair value
Mutual funds	$558,002,659	$538,178,387
Hess Corporation common stock fund	168,125,263	128,274,220

	726,127,922	666,452,607
Notes receivable from participants	7,747,768	6,445,218
Cash	1,791,191	640,617
Interest and dividends receivable	19,135	10,504
Prepaid administrative expenses	5,500	265,048

Total assets	735,691,516	673,813,994
Other liabilities	(83,123)	(396,893)

Total net assets available for benefits	$735,608,393	$673,417,101

See accompanying notes to financial statements.

HESS CORPORATION

EMPLOYEES’ SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended December 31, 2016

Investment income
Net appreciation in fair value of investments	$70,817,052
Distributions from mutual funds	9,558,715
Dividends on Hess Corporation common stock fund	2,751,630

83,127,397
Employee contributions	27,276,610
Employer contributions	25,987,462
Rollovers from other plans	1,930,949
Interest and other income	370,223
Benefit payments	(76,139,438)
Administrative expenses	(361,911)

Net increase in net assets available for benefits	62,191,292
Total net assets available for benefits at beginning of year	673,417,101

Total net assets available for benefits at end of year	$735,608,393

See accompanying notes to financial statements.

HESS CORPORATION

EMPLOYEES’ SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1.	Description of Plan

The following description of the Hess Corporation (the Company) Employees’ Savings Plan (the Plan) is provided for general information only.    For more information, participants should refer to the summary plan description, which can be obtained from the Company’s Benefits Center.

General:    The Plan is a defined contribution plan covering all eligible United States (U.S.) based employees of the Company.    Employees are eligible to enroll in the plan upon hire.    The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).    The Hess Corporation Employee Benefits Plan Committee provides guidance and direction for the Plan’s activities.    Effective February 2017, the Plan changed its trustee to Fidelity Management Trust Company (Trustee) and its recordkeeper to Fidelity Investments Institutional Operations.    Prior to February 2017, the Plan’s trustee was JPMorgan Chase Bank NA, and its recordkeeper was Xerox HR Solutions, LLC.

Contributions:    At the election of each participating employee, pre-tax amounts contributed under the Plan (from 1% to 25% of compensation, subject to IRS limits) and the employer’s matching contributions are invested in one or more of the Plan’s available mutual funds with varying investment objectives or in the Hess Corporation Common Stock Fund.    The Company makes matching contributions equal to 133% of participant contributions up to 6% of eligible compensation.    Prior to January 1, 2012, the Company’s matching contribution rate was 100% of the employee’s contribution up to 6% of eligible compensation.    In the year an employee reaches age 50, and all years thereafter, an employee is eligible to make an additional before-tax “catch-up” contribution to the Plan that is not eligible for matching company contributions.

Vesting:    Participants are immediately fully vested in their contributions and the employer’s matching contributions.

Participant Accounts:    Each participant’s account is credited with the participant’s contributions, and allocations of the Company’s contributions and the Plan’s investment earnings.    Contributions are invested in the Plan’s funds based on the allocation percentages designated by the participant in increments of 1% of the amount contributed.    A participant may change investment designations for future contributions or reallocate existing investments to different funds on a daily basis.

Hess Corporation Common Stock Fund:    The fund invests in the common stock of Hess Corporation, which is traded on the New York Stock Exchange (NYSE) under the ticker symbol (HES).    Approximately 1% of this fund is invested in short-term investment funds to manage short-term liquidity needs of the fund.

Notes Receivable from Participants:    Participants may borrow from their account balance, including their Company matching account, a minimum of $500 up to a maximum of $50,000.    Participants may have two concurrent loans.    The total of the loans cannot exceed the lesser of $50,000 or 50% of the participant’s account balance.    The participant’s account balance serves as collateral for the loans.    There are no allowances for credit losses on participant loans.    Loans are repaid by participants in equal installments over a period of not more than five years, or not more than 30 years if borrowed for the purpose of acquiring a principal residence.    Interest on loans is charged at a rate of 1% above the prime rate determined at the time the loan is made.    A loan set-up fee of $50 is charged to participants when they borrow from the Plan.    If a participant terminates employment with the Company, they may continue to make loan payments through a pre-authorized check agreement.    If the loan is not repaid, it will automatically be treated as a distribution to the participant.

Rollovers from Other Plans:    Employees may deposit an eligible rollover distribution made by a qualified plan of another employer or from an individual retirement account whose assets were derived solely from the rollover from a qualified plan of another employer.    Rollovers are accepted in cash only and are invested according to the participant’s current fund elections for contributions.    An employee who is not contributing to the Plan must elect investment options at the time of the rollover.    The current market values of amounts rolled over to the Plan can be withdrawn in whole or in part at any time.

HESS CORPORATION

EMPLOYEES’ SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

Payment of Benefits:    Upon a withdrawal or distribution, the market value of an employee’s investments in the Plan’s mutual funds, reduced for any outstanding loan balances, is paid in cash.    The employee’s investments in the Hess Corporation Common Stock Fund are distributed either in shares of common stock of Hess Corporation (plus the cash equivalent of any fractional shares) or in cash, depending upon the employee’s election.

Voluntary complete or partial withdrawals from before-tax contributions are permitted only after attainment of age 59 1⁄2, except in the case of hardship.    Generally only employee after-tax contributions and employer contributions made prior to January 1, 2002 are eligible for withdrawal by active employees under age 59 1⁄2.    Terminated employees may withdraw their entire balance at any time, except for balances of $1,000 or less, which are automatically distributed in a lump sum upon termination of employment.    Employees may elect direct rollovers of the taxable portion of their distributions to an individual retirement account, individual retirement annuity or a qualified plan of another employer.    Distributions from the Plan that are not rolled over are subject to federal income tax withholding at 20% and may be subject to an additional 10% tax.

Expenses:    The Plan’s expenses are costs for the general administration of the Plan and include recordkeeping, legal and accounting services.    Expenses may be paid by either the Plan or the Company.    Administrative fees related to participant-directed transactions such as employee loans and certain investment fund redemptions are charged directly to participant accounts.

Party-in-interest:    Funds that qualify as party-in-interest transactions include shares in the money market fund managed by JP Morgan Chase NA, the trustee for the Plan, and the Hess Corporation Common Stock Fund.    All of these transactions are exempt from ERISA’s prohibited transaction rules.

2.	Summary of Significant Accounting Policies

Basis of Accounting:    The accompanying financial statements for the Plan have been prepared in conformity with U.S. generally accepted accounting principles (U.S. GAAP) on the accrual basis of accounting.

Valuation of Investments:    The Plan’s investments are stated at fair value in accordance with the provisions of the accounting standard on fair value measurements, Accounting Standards Codification Topic 820, Fair Value Measurement (ASC 820).    Mutual funds are valued at the quoted market price, which represents the net asset value of shares held by the Plan at year-end.    Hess Corporation common stock values are based on the closing market prices on the New York Stock Exchange.    See Note 3, Fair Value Measurements.

Notes Receivable from Participants:    Notes receivable from participants are stated at their outstanding principal balances plus any accrued interest.

Interest and Dividend Income:    Interest and dividend income is recorded in participant accounts as earned.    Dividends are recorded on the ex-dividend date.

Sale of Investments:    Purchases and sales of securities are recorded on a trade-date basis.    Net appreciation/depreciation in the fair value of investments includes the Plan’s gains and losses on investments bought and sold as well as held during the year.    Gains or losses on sales of Hess Corporation common stock and mutual funds in the Plan are based on average cost.

Benefit Payments:    Distributions of benefits to participants are recorded when paid.

Use of Estimates:    The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates that affect the amounts reported in the financial statements, accompanying notes and supplemental schedules.    Actual results could differ from those estimates.

HESS CORPORATION

EMPLOYEES’ SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

Risks and Uncertainties:    The Plan invests in various mutual funds and Hess Corporation common stock.    Investment securities are exposed to various risks, such as overall market volatility, commodity prices, interest rates, foreign exchange rates, and credit risks.    Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant’s account balances and the amounts reported in the financial statements.

3.	Fair Value Measurements

The provisions of ASC 820 establish a hierarchy for the inputs used to measure fair value based on the source of the input, that generally range from quoted prices for identical instruments in a principal trading market (Level 1) to estimates determined using related market data (Level 3).    Multiple inputs may be used to measure fair value; however, the level of fair value for each financial asset presented below is based on the lowest significant input level within the fair value hierarchy.    Mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan.    Hess Corporation common stock values are based on the closing market prices on the New York Stock Exchange, which is the primary exchange on which the stock is traded.

The following table provides the fair value hierarchy of the Plan’s financial assets:

	Level 1	Level 2	Level 3	Total
December 31, 2016
Mutual funds	$558,002,659	$—	$—	$558,002,659
Hess Corporation common stock fund	168,125,263	—	—	168,125,263

Total assets at fair value	$726,127,922	$—	$—	$726,127,922

December 31, 2015
Mutual funds	$538,178,387	$—	$—	$538,178,387
Hess Corporation common stock fund	128,274,220	—	—	128,274,220

Total assets at fair value	$666,452,607	$—	$—	$666,452,607

HESS CORPORATION

EMPLOYEES’ SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

4.	Plan Termination

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.    In the event of a plan termination, the net assets of the Plan may be distributed to participants in accordance with the Plan’s provisions and applicable law.

5.	Tax Status

The Plan received its most recent determination letter from the Internal Revenue Service dated January 9, 2014, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”), and therefore the related trust is exempt from taxation.    The Plan was amended subsequent to the receipt of the determination letter.    Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification.    The plan administrator believes the Plan, as amended, is being operated in compliance with the applicable requirements of the Code, and therefore believes the Plan is qualified and the related trust is tax exempt.

U.S. GAAP requires plan management to evaluate uncertain tax positions taken by the Plan.    The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS.    The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2016, there are no uncertain positions taken or expected to be taken.    The Plan is subject to routine audits by regulatory authorities; however, there are currently no open audits for any tax periods.

6.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of the net assets available for Plan benefits from the financial statements to the Form 5500, as of December 31, 2016 and 2015:

	December 31,
	2016	2015
Net assets available for Plan benefits on the financial statements	$735,608,393	$673,417,101
Deemed distributions of participant loans	—	(65,189)

Total net assets available for benefits on Form 5500	$735,608,393	$673,351,912

The following is a reconciliation of the net increase in net assets from the financial statements to the Form 5500 as of December 31, 2016:

Net increase per financial statements	$62,191,292
Change in deemed distributions of participant loans	65,189

Net increase per Form 5500	$62,256.481

HESS CORPORATION

EMPLOYEES’ SAVINGS PLAN

EIN 13 – 4921002 PLAN NO. 001

AT DECEMBER 31, 2016

Form 5500 – SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Current Value
Hess Common Stock Fund:
*Hess Corporation	Common Stock – 2,659,043 shares	$165,631,789
*JPMorgan Chase	Money Market Fund – 2,493,474 shares	2,493,474
Mutual Funds:
The Vanguard Group	Vanguard Institutional Index Fund – 299,167 shares	60,979,126
The Vanguard Group	Federal Money Market – 57,139,934 shares	57,139,934
T. Rowe Price	T. Rowe Price Retirement 2025 Fund – 4,911,938 shares	54,326,029
T. Rowe Price	T. Rowe Price Retirement 2020 Fund – 4,329,266 shares	47,535,339
The Vanguard Group	Vanguard Mid Cap Index Fund – 1,209,702 shares	43,537,159
The Vanguard Group	Vanguard Small Cap Index Fund – 622,090 shares	38,426,498
T. Rowe Price	T. Rowe Price Retirement 2030 Fund – 2,914,638 shares	32,410,777
T. Rowe Price	T. Rowe Price Retirement 2035 Fund – 2,810,998 shares	31,426,952
T. Rowe Price	T. Rowe Price Retirement 2015 Fund – 1,953,216 shares	21,250,992
Western Asset	Western Asset Core Plus Bond Fund – 1,730,025 shares	19,756,888
T. Rowe Price	T. Rowe Price Retirement 2040 Fund – 1,671,549 shares	18,754,783
Laudus Funds	Laudus U.S. Large Cap Growth Fund – 1,131,673 shares	18,604,708
T. Rowe Price	T. Rowe Price Retirement 2045 Fund – 1,430,186 shares	16,046,682
Lazard Asset Management	Lazard Emerging Markets Fund – 976,441 shares	15,583,997
The Vanguard Group	Vanguard Total Bond Market Index Fund – 1,305,110 shares	13,899,427
The Vanguard Group	Vanguard Developed Markets Index Fund – 1,129,788 shares	13,275,011
Touchstone Investments	Touchstone Value Fund – 1,115,125 shares	10,716,348
Voya Funds	Voya Small Company Open-End Fund – 581,576 shares	9,991,480
William Blair Funds	William Blair International Small Cap Growth Fund – 717,262 shares	9,374,608
Western Asset	Western Asset Inflation Indexed Plus Fund – 677,054 shares	7,501,762
T. Rowe Price	T. Rowe Price Retirement 2010 Fund – 644,820 shares	6,964,052
T. Rowe Price	T. Rowe Price Retirement Balanced Fund – 588,032 shares	6,244,898
T. Rowe Price	T. Rowe Price Retirement 2005 Fund – 183,485 shares	1,957,785
T. Rowe Price	T. Rowe Price Retirement 2050 Fund – 88,987 shares	998,436
T. Rowe Price	T. Rowe Price Retirement 2055 Fund – 69,970 shares	784,365
T. Rowe Price	T. Rowe Price Retirement 2060 Fund – 46,196 shares	514,623
Notes Receivable from Participants	Loans to Plan participants (interest rates of 4.25% to 10.5%)	7,747,768

Total		$733,875,690

*	Indicates party-in-interest to the Plan.

Report of Independent Registered Public Accounting Firm

Hess Corporation Employee Benefit Plans Committee and

Participants in the Hess Corporation Employees’ Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Hess Corporation Employees’ Savings Plan (the “Plan”) as of December 31, 2016 and 2015, and the related statement of changes in net assets available for benefits for the year ended December 31, 2016.    These financial statements are the responsibility of the Plan’s management.    Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).    Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.    We were not engaged to perform an audit of the Plan’s internal control over financial reporting.    Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.    Accordingly, we express no such opinion.    An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.    We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Hess Corporation Employees’ Savings Plan at December 31, 2016 and 2015, and the changes in its net assets available for benefits for the year ended December 31, 2016, in conformity with U.S. generally accepted accounting principles.

The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2016 has been subjected to audit procedures performed in conjunction with the audit of Hess Corporation Employees’ Savings Plan’s financial statements.    The information in the supplemental schedule is the responsibility of the Plan’s management.    Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule.    In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.    In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP

New York, New York

June 29, 2017

SIGNATURE

The Plan.    Pursuant to the requirements of the Securities Exchange Act of 1934, the Hess Corporation Employee Benefit Plans Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

HESS CORPORATION
EMPLOYEES’ SAVINGS PLAN

By:	/s/ Brent L. Schwartz
Brent L. Schwartz
Director, HR – Benefits and HR Services

June 29, 2017